W. Scott Lawler

Corporate/Securities Attorney

WSL@BoothUdall.com

June 22, 2017

Ms. Susan Block

Office of Transportation and Leisure

U.S. Securities and Exchange Commission

Mailstop 3561

Washington, D.C. 20549

Re:	Green Vision Biotechnology Corp.
Form 8-K Filed May 12, 2017 File No. 000-55210

Dear Ms. Block:

I have been asked by our client, Green Vision Biotechnology Corp. (the “Company”), to respond on its behalf to your correspondence dated June 7, 2017. To that end, I have had a telephone conversation with your associate, Mr. John Dana Brown, wherein I indicated the Company would provide their response to your letter on the date requested in your letter and file an amendment to the subject Form 8-K by July 10, 2017. Mr. Brown indicated he thought this was reasonable and that if he did not contact me again, I could assume such arrangement was acceptable.

Please find the Company’s responses to your comments as follows:

Comment 1:

General

1.	Please provide interim financial information statements of Lutu International Biotechnology Limited for the quarterly period ended March 31, 2017 and revise your operating results discussions beginning page 70 accordingly in the next amendment to Form 8-K. Refer to Rule 8-08 of Regulation S-X.

Booth Udall Fuller, PLC | 1255 W. Rio Salado Pkwy., Ste. 215 | Tempe, AZ 85281 | P: 480.830.2700

www.BoothUdall.com

Ms. Susan Block U.S. Securities and Exchange Commission Page 2 of 3

Response to Comment 1:

The Company believes that at the time the Form 8-K was filed on May 12, 2017, the financial statements referenced in Comment No. 1 were not due or otherwise required to be filed. Nevertheless, the Company will be filing the financial statements noted by this Comment in its next amendment to the Form 8-K, which it will file on or before July 10, 2017.

Comment 2:

Contractual Arrangements with the Lutu Group and Able Lead, page 5

2.	We note that you discuss the Contractual Arrangements between you and Lutu Group and Able Lead and have included these exhibits. Please also discuss and file as exhibits any other material documents related to Lutu International’s VIE structure or advise.

Response to Comment 2:

The Company will be providing the information and documentation requested by this Comment in its next amendment to the Form 8-K, which it will file on or before July 10, 2017.

Comment 3:

Risk Factors, page 48

3.	We note that in January 2015 the Ministry of Commerce of China released a discussion draft of proposed legislation, for public comment, which appears to set out a plan for overhauling Chinese foreign investment laws. Please provide a separate risk factor discussing, if material, the discussion draft, including how the proposed changes may impact your VIE structure and the uncertainty which may impact the legality of variable interest entity structures as they relate to foreign investment.

Response to Comment 3:

The conventional “VIE model” in China relates to agreements entered into between an offshore holding company and an onshore company in China. The Company’s “VIE” structure is different in that agreements in its case are entered between the US parent company, a BVI company and a Cayman company. This major difference from the conventional VIE model makes the Company’s structure not affected by the new Chinese legislation as Chinese legislation would have no jurisdiction over the contractual arrangements entered between foreign companies. Hence, the 2015 proposed legislation for overhauling Chinese foreign investment laws is not applicable to the Company’s VIE structure. Further and importantly, the governing law of the VIE agreements as stated are Hong Kong SAR laws, instead of Chinese law. Therefore, we are of the opinion that the proposed legislation regarding foreign investment laws in China does not affect our VIE structure.

Ms. Susan Block U.S. Securities and Exchange Commission Page 3 of 3

Comment 4:

If Able Lead cannot repay the Outstanding Loan, page 53

4.	Please further describe the consequences to you if the loan is not paid off, as it appears the escrow may continue for a year, during which time it appears you will be operating as the new entity.

Response to Comment 4:

The Company will provide the following added disclosure in the amendment to its Form 8-K it will be filing on or before July 10, 2017.

Even if the loan is not repaid, the Company is of the opinion that the VIE arrangement it has entered into with Able Lead will continue. The reason for this is that the VIE structure is constituted by a bundle of agreements entered into between Able Lead and the Company, which are agreements acting in compliance with and are not in breach of any terms and conditions of the existing loan agreements between Able Lead and the lender. Accordingly, even if the loan is in default, the lender can enforce its rights under the loan agreements against the shareholder of Able Lead only, but it still has to honor the agreements signed by Able Lea under the VIE arrangement.

Sincerely,

/s/ W. Scott Lawler

W. Scott Lawler, Esq.